UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [ X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

NEWS

CreoScitex
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Celebrates Production of 500th VLF Trendsetter

Vancouver, CANADA (May 8, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), has produced the 500th VLF Trendsetter® platesetter, the most widely used very large format imaging device in the world. Since it was first manufactured in 1996, the VLF Trendsetter has led the computer-to-plate (CTP) market in the very large-format printing segment, and is one of CreoScitex's most successful products ever developed. The VLF Trendsetter images plates for packaging converters and tradeshops, and is also used for high volume printing of magazines, books, catalogues and directories.

The VLF Trendsetter pioneered large format CTP and was the first to deliver on the promise of accurate and repeatable direct to plate imaging for large plates. Award winning SQUAREspot™ thermal imaging ensures precise, consistent imaging and lowers costs by cutting make-ready time and waste. The VLF Trendsetter allows printers to increase productivity with efficient plate handling. Operators can load plate cassettes while the platesetter is operating. The VLF Trendsetter is a modular solution that allows customers to install only the features they need and to upgrade when their needs change.

"We're very proud to have achieved market success with the VLF Trendsetter," says Joe Luckett, Product Manager. "The VLF philosophy of bringing value to our customers remains the foundation of our focus. All of the 500 VLF Trendsetters in the field today can be upgraded to take advantage of continued development and increased productivity."

Further advancements are in the future of the VLF Trendsetter. Later this month CreoScitex will launch the fastest thermal imaging head available in the market for the VLF Trendsetter. R&D efforts are already underway on the next version of the thermal imaging head that will yield additional imaging speed increases.

CreoScitex has also improved production efficiencies significantly in response to the market's demand for this outstanding product: manufacturing cycle times have been reduced by 50% over the past 12 months. The largest number of VLF Trendsetters ever produced in one month was achieved last month.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:

CreoScitex
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: May 10, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary